Exhibit 99.33

American Rebel CEO Andy Ross Harnesses Media Appearance on NBC-TV West Palm Beach Affiliate to Amplify Growth Strategy, Propel Brand Expansion and Launch American Rebel Light Beer in Florida

From Song to Strategy: American Rebel’s CEO Andy Ross Shares the Brand’s Journey with Sunshine Spotlight Host Fiona Daghir Detailing the Journey of America’s Patriotic Brand to Becoming the Next Great American Success Story.

West Palm Beach, FL, April 25, 2025 (GLOBE NEWSWIRE) -- American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer ( americanrebelbeer.com ) and a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel ( americanrebel.com ), is pleased to share its CEO Andy Ross’ TV interview on the NBC-TV affiliate in West Palm Beach, Florida – WPTV. Sunshine Spotlight host Fiona Daghir ( instagram.com/fionadaghir ) and Andy share the American Rebel origin story of how Andy’s song “American Rebel,” which appeared on Andy’s 2013 album Time to Fight, became the blueprint for the creation of American Rebel – America’s Patriotic Brand.

“I had incorporated music into my TV show Maximum Archery World Tour as early as 2010 and the song ‘American Rebel’ was my way of summing up my core values and way of life. When I shared the song and video cut with entrepreneur and businessman Corey Lambrecht, Corey said ‘that’s your brand. You need to build your brand around American Rebel and use this patriotic anthem as your mission and values statement.’ I had just had a similar conversation with my record producer Doug Grau. Doug had said that music artists needed to find other ways to monetize their music due to the file sharing phenomenon of the early 2000s. Corey and Doug both helped me start American Rebel in 2015 and we haven’t looked back. I wanted to see American Rebel beer, American Rebel motor oil, American Rebel grills, American Rebel tools. I want Susie to go up to mom and say ‘Mom, what’s Dad want for Father’s Day and she says honey, anything with American Rebel on it.’ We’re a lifestyle brand. Our first products were concealed carry backpacks and jackets, and then we launched American Rebel safes. In February 2022 we uplisted to NASDAQ under the AREB symbol and then we acquired our OEM safe manufacturer Champion Safe ( championsafe.com ). Champion has been around since 1999, and they manufacture and market our American Rebel safes in addition to their Champion and Superior brands. When an opportunity in the beer market presented itself, we decided to launch America’s Patriotic, God Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer, and the response has been amazing. Customers love what we stand for and they love the beer. American Rebel Light Beer is a premium domestic light lager with no corn syrup or rice extract to sweeten the beer like our competition. We use all natural ingredients. This produces a fuller flavored beer while still hitting the light beer profile – 100 calories and 3.2 carbs. People will gravitate to the marketing; but they’ll only continue as customers if they love the liquid.”

NBC WPTV interview can be found here: click here for interview

About American Rebel Light Beer

Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a premium domestic light lager celebrated for its exceptional quality and patriotic values. It stands out as America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand Your Ground Beer.

American Rebel Light is a Premium Domestic Light Lager Beer – All Natural, Crisp, Clean and Bold Taste with a Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass produced beers.

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Light Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit americanrebel.com and americanrebelbeer.com. For investor information, visit americanrebelbeer.com/investor-relations.

American Rebel Holdings, Inc.

info@americanrebel.com

American Rebel Beverages, LLC

Todd Porter, President

tporter@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of marketing outreach efforts, actual placement timing and availability of American Rebel Beer, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:

tporter@americanrebelbeer.com
info@americanrebel.com

Media Contact:

Matt Sheldon

Matt@PrecisionPR.co